Filed Pursuant to Rule 433

Registration No. 333-219863

April 8, 2020

Prudential plc

U.S.$1,000,000,000 3.125% Notes due 2030
PRICING TERM SHEET
April 8, 2020

Issuer:	Prudential plc (the “Issuer”)

Expected Issue Ratings*:	A2 / A (Moody’s / S&P)

Ranking:	Senior Unsecured Notes

Offering Format:	SEC-Registered

Aggregate Principal Amount:	U.S.$1,000,000,000

Trade Date:	April 8, 2020

Settlement Date:	April 14, 2020 (T+3)

Maturity Date:	April 14, 2030

Interest Rate:	3.125% per annum (semi-annual)

Interest Payment Dates:	Each April 14 and October 14, commencing on October 14, 2020 and ending on the Maturity Date

Business Day:

Means each day, other than a Saturday or Sunday, which is not a day on which commercial banking institutions in The City of New York or in London, England are authorized or required by law, regulation or executive order to close.

Business Day Convention:	Following Business Day Convention

Day Count Fraction:	30 / 360

Benchmark Treasury:	1.500% UST due February 15, 2030

Benchmark Treasury Price and Yield:	107-08 / 0.736%

Spread to Benchmark Treasury:	+250bps

Reoffer Yield:	3.236% (semi-annual)

Reoffer Price:	99.058% of the principal amount

Gross Proceeds:	U.S.$990,580,000

Underwriting Discount:	0.650%

Net Proceeds (before expenses):	U.S.$984,080,000

Form and Denomination:	The notes will be issued only in fully registered form without coupons, in minimum denominations of U.S.$2,000 and any integral multiple of U.S.$1,000 in excess thereof.

CUSIP:	74435K AA3

ISIN:	US74435KAA34

Expected Listing:	New York Stock Exchange

Governing Law:	The indenture that will govern the notes and the notes will be governed by and construed in accordance with the laws of the State of New York.

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities Inc. Citigroup Global Markets Inc. Credit Agricole Securities (USA) Inc. MUFG Securities Americas Inc.

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*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, BofA Securities, Inc. toll free at (800) 294-1322, Citigroup Global Markets Inc. toll free at (800) 831-9146, Credit Agricole Securities (USA) Inc. toll free at (866) 807-6030 or MUFG Securities Americas Inc. toll free at (877) 649-6848.

This pricing term sheet does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.